

September 30, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Atlantic Street Acquisition Corp (name to be changed to Atlantic Avenue Acquisition Corp) under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock and one-half of one Warrant

- Class A common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,